UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to___

Commission File Number: 1-05046

A. Full title of the plan and the address of the plan,if different from that of the issuer named below:
Con-way 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI  48105

CON-WAY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm)

CON-WAY 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Con-way Inc. Administrative Committee
Con-way 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Con-way 401(k) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 19, 2014

CON-WAY 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value:
Mutual funds	$36,197,025	$30,980,238
Common trust funds	3,988,153	4,747,477
Con-way common stock	1,318,586	1,229,228
Total investments	41,503,764	36,956,943
Receivables:
Participant contributions	—	53,338
Con-way contributions	239,584	208,179
Notes receivable from participants	1,850,339	1,792,286
Total receivables	2,089,923	2,053,803
Cash	—	80,884
Net assets available for benefits	$43,593,687	$39,091,630

See accompanying notes to financial statements.

CON-WAY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Additions:
Participant contributions	$2,494,847
Con-way contributions	897,597
Rollover contributions	3,487
Net appreciation in fair value of investments	6,277,197
Dividend and interest income	997,754
Interest received on notes receivable from participants	69,903
Total additions	10,740,785
Deductions:
Distributions to participants	(6,238,728)
Net increase	4,502,057
Net assets available for benefits, beginning of year	39,091,630
Net assets available for benefits, end of year	$43,593,687

See accompanying notes to financial statements.

CON-WAY 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of Plan
The following description of the Con-way 401(k) Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.
General
The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code").
Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the "Committee"), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the "Trustee"), is responsible for the control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the "Trust").
Eligibility
Prior to January 1, 2012, eligibility was restricted to employees of Con-way Truckload, a subsidiary of the Company, who were not sales managers, directors, vice presidents or the president. Effective January 1, 2012, this restriction was changed to permit Con-way employees who are classified as sales managers, directors, vice presidents, or president to participate in the Plan so long as they are not considered a Qualified Employee under the Con-way Retirement Savings Plan and so long as they otherwise meet the Plan’s definition of a Qualified Employee. Employees are eligible to participate in the Plan if they are not covered by a collective bargaining agreement, are not a leased employee, are not a nonresident alien or are not a resident of Puerto Rico. There are no age requirements for eligibility. One year of service is required for participation. A supplemental employee must complete one year of service during which the employee works 1,000 hours.
Contributions
Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Con-way, at its discretion, makes Matching Contributions to the Plan. During 2013, Con-way made Matching Contributions equal to 50% of the first seven percent of eligible compensation that participants contributed to the Plan.
Participant Accounts
The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested.
A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants’ vested accounts.
Vesting
Participants are fully vested at all times in all elective deferrals and rollover contributions made to the Plan plus net earnings thereon. Matching Contributions for current employees vest as follows:

Less than two years	—%
Two years	20
Three years	40
Four years	60
Five years	80
Six or more years	100

Employees of Con-way’s pre-acquisition truckload business with three or more years of service as of December 31, 2007 vest in Matching Contributions as follows:

Less than two years	—%
Two years	40
Three years	60
Four years	80
Five or more years	100
Forfeited balances are used to reduce future Con-way contributions or are redistributed to Plan participants. At December 31, 2013 and 2012, forfeitures totaling approximately $16,000 and $32,000, respectively, were available to reduce future contributions. During 2013, forfeitures totaling approximately $85,000 were used to reduce employer contributions.
Notes Receivable from Participants
The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2013 bear interest at rates ranging from 4.25% to 8.50%. Principal and interest are paid ratably through payroll deductions.
Payments and Benefits
Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way common stock which can, at the direction of the participant, be paid in shares.
Plan Termination
Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, all balances will become 100% vested and the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.
Risks and Uncertainties
The Plan offers various investments that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair-Value Measurements," for a discussion of fair value measurements.
The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.
Administrative Expenses
During 2013, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Estimates
Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
3. Fair-Value Measurements
Assets and liabilities reported at fair value are classified in one of the following three levels in the fair-value hierarchy:
Level 1 - Quoted market prices in active markets for identical assets or liabilities
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3 - Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Targeted retirement date	$27,328,018	$—	$—	$27,328,018
U.S. large company growth	4,466,058	—	—	4,466,058
Fixed income	1,275,002	—	—	1,275,002
International equity	1,258,370	—	—	1,258,370
U.S. large company value	1,182,025	—	—	1,182,025
U.S. small company growth	687,552	—	—	687,552
Total mutual funds	36,197,025	—	—	36,197,025

Common trust funds:
Money market	—	2,984,560	—	2,984,560
U.S. equity index	—	525,253	—	525,253
Balanced	—	306,625	—	306,625
Fixed income	—	171,715	—	171,715
Total common trust funds	—	3,988,153	—	3,988,153

Con-way common stock	1,318,586	—	—	1,318,586
Total assets at fair value	$37,515,611	$3,988,153	$—	$41,503,764

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Targeted retirement date	$23,439,768	$—	$—	$23,439,768
U.S. large company growth	3,373,963	—	—	3,373,963
Fixed income	1,684,991	—	—	1,684,991
International equity	1,002,928	—	—	1,002,928
U.S. large company value	1,048,667	—	—	1,048,667
U.S. small company growth	429,921	—	—	429,921
Total mutual funds	30,980,238	—	—	30,980,238

Common trust funds:
Money market	—	3,522,212	—	3,522,212
U.S. equity index	—	375,986	—	375,986
Balanced	—	457,150	—	457,150
Fixed income	—	392,129	—	392,129
Total common trust funds	—	4,747,477	—	4,747,477

Con-way common stock	1,229,228	—	—	1,229,228
Total assets at fair value	$32,209,466	$4,747,477	$—	$36,956,943
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Mutual funds and Con-way common stock - valued at the daily closing price reported on the active market on which the individual securities are traded.
Common trust funds - valued at the fair value of the underlying investments determined by and reported at the net asset value ("NAV") of units held by the Plan at year end. The common trust funds are considered Level 2 investments as the underlying securities are publicly traded.
The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31:

	Fair Value		Redemption Frequency	Redemption Notice Period
	2013	2012
Common trust funds	$3,988,153	$4,747,477	Daily	1 - 2 days
The common trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Common trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.
The investments in common trust funds can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. There are no unfunded commitments related to the common trust funds.

4. Investments
The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2013	2012
Mutual funds:
T. Rowe Price Retirement 2020 Fund, 317,474 and 309,703 shares, respectively	$6,472,605	$5,537,487
T. Rowe Price Retirement 2025 Fund, 366,469 and 324,610 shares, respectively	5,636,286	4,258,881
T. Rowe Price Retirement 2030 Fund, 197,991 and 193,906 shares, respectively	4,474,599	3,668,698
T. Rowe Price Retirement 2015 Fund, 308,792 and 338,037 shares, respectively	4,421,900	4,353,910
T. Rowe Price Growth Stock Fund, 51,321 and 54,888 shares, respectively	2,697,919	2,073,671
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust, 2,984,560 and 3,522,212 shares, respectively	2,984,560	3,522,212
During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$5,586,320
Common trust funds	165,332
Con-way common stock	525,545
$6,277,197
5. Income Tax Status
The Internal Revenue Service (IRS) has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. In 2009, the Plan applied for a new determination letter in accordance with IRS requirements. Con-way and its outside legal counsel are currently working to provide additional information requested by the IRS with respect to the Plan's application.
6. Related-Party Transactions
Certain Plan investments are mutual funds and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions. The Plan offers Con-way common stock as an investment option for participants. Con-way Inc. is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

CON-WAY 401(k) PLAN
EIN 94-1444798
Plan No. 012
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value
			Cost	Current value
		Mutual Funds:
*	T. Rowe Price	Growth Stock Fund (51,321) shares	$1,959,744	$2,697,919
*	T. Rowe Price	Equity Income Fund (35,993) shares	976,233	1,182,025
*	T. Rowe Price	Science and Technology Fund (45,221) shares	1,242,533	1,768,139
*	T. Rowe Price	Small-Cap Stock Fund (15,430) shares	550,680	687,552
*	T. Rowe Price	Retirement 2005 Fund (65,558) shares	798,434	847,015
*	T. Rowe Price	Retirement 2010 Fund (63,790) shares	1,063,540	1,136,733
*	T. Rowe Price	Retirement 2015 Fund (308,792) shares	4,013,391	4,421,900
*	T. Rowe Price	Retirement 2020 Fund (317,474) shares	5,751,174	6,472,605
*	T. Rowe Price	Retirement 2025 Fund (366,469) shares	4,894,337	5,636,286
*	T. Rowe Price	Retirement 2030 Fund (197,991) shares	3,826,652	4,474,599
*	T. Rowe Price	Retirement 2035 Fund (109,260) shares	1,507,271	1,778,749
*	T. Rowe Price	Retirement 2040 Fund (64,648) shares	1,265,547	1,513,419
*	T. Rowe Price	Retirement 2045 Fund (39,007) shares	526,651	608,894
*	T. Rowe Price	Retirement 2050 Fund (14,679) shares	163,127	191,703
*	T. Rowe Price	Retirement 2055 Fund (6,086) shares	67,901	78,686
*	T. Rowe Price	Retirement Income Fund (11,328) shares	159,134	167,429
	PIMCO	Total Return Institutional Fund (119,271) shares	1,333,345	1,275,002
	Dodge & Cox	International Stock Fund (29,237) shares	1,035,258	1,258,370
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (25,387) shares	423,511	525,253
*	T. Rowe Price	Bond Index Trust (5,203) shares	175,282	171,715
*	T. Rowe Price	U.S. Treasury Money Market Trust (2,984,560) shares	2,984,560	2,984,560
*	T. Rowe Price	Retirement Strategy Trust - Balanced (7,273) shares	266,052	306,625
		Common stock:
*	Con-way Inc.	Con-way Common Stock (33,205) shares	1,020,232	1,318,586
		Participant loans:
*	Notes Receivable from Participants	Participant loans with interest from 4.25% to 8.50% and maturity dates through 2018	—	1,850,339
				$43,354,103
*	Represents a party-in-interest as of December 31, 2013.
	Note: Cost is calculated using the current value rolling-average cost method.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way 401(k) Plan
(Name of Plan)

June 19, 2014	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm